Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES EXECUTIVE APPOINTMENTS: PAUL CARMEL AS PRESIDENT AND CEO AND CHRISTIAN PICHETTE AS EXECUTIVE VICE PRESIDENT AND COO

MONTREAL, Quebec, Canada, May 10, 2012 – After conducting an extensive, national recruitment search, Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce the appointment of Paul Carmel, P. Eng., as its President and Chief Executive Officer, effective May 22, 2012. Mr. Carmel will be based at Richmont’s corporate office in Montreal.

Mr. Carmel is a well known mining executive in the Canadian gold industry. Prior to accepting this position at Richmont, Mr. Carmel was the Managing Director and Head of Mining – Investment Banking for Desjardins Capital Markets.

Greg Chamandy, Executive Chairman of the Board of Directors of Richmont Mines, stated: “We were very focused in our search for the ideal President and CEO for Richmont as we were looking to secure the talents of a seasoned, mining executive with extensive hands-on experience in mergers and acquisitions, corporate finance, and investor relations, in addition to having a comprehensive background and a professional designation in mining engineering. The historical strength of Richmont has been its excellent operational capabilities, mine building expertise and mine management. The Board recognized that the Corporation had a void, however, in the corporate finance side of its business, especially in light of our focused strategy to grow the Corporation into an intermediate gold producer by means of organic growth through major projects, such as our Wasamac project, and by means of M&A and strategic partnerships. Paul will be a major asset in both of these avenues, as he has extensive experience in project financing and, with regards to mergers and acquisitions, his previous positions have afforded him the opportunity to meet and tour virtually every junior and intermediate gold company in Canada as well as those in many other parts of the world. These extremely valuable experiences will support Richmont in the pursuit of its growth and shareholder value-creation strategies. We are very fortunate and happy to have been able to recruit Paul Carmel as our President and CEO.”

Concurrent with the announcement of the appointment of Paul Carmel as President and CEO of Richmont, the Corporation is pleased to announce the promotion of Christian Pichette to the position of Executive Vice President and Chief Operating Officer. In this role, Mr. Pichette will be responsible for all aspects of the administration and management of the Corporation’s operations. He will report to Mr. Carmel. Prior to this appointment, Mr. Pichette served as Richmont’s Vice-President, Operations, a position he has held since joining Richmont in September 2005. Since that time, Mr. Pichette has been responsible for all of the Corporation’s mining, milling, and exploration activities. Before joining Richmont, Mr. Pichette was the General Manager at Cambior’s Niobec Mine from April 2001 through September 2005, and prior to that was General Manager at Barrick Gold’s Bousquet and East Malartic Complex from April 1997 through April 2001.

Greg Chamandy continued, “The two executive appointments announced today are important steps towards our goal of building a world class corporate team for Richmont to complement the strong management and operating team, and Board of Directors already in place. We will be looking to further strengthen this team with other key executives as the Corporation grows and progresses towards its goal of becoming an intermediate gold producer.”

RICHMONT MINES ANNOUNCES EXECUTIVE APPOINTMENTS: PAUL CARMEL AS PRESIDENT AND CEO AND CHRISTIAN PICHETTE AS EXECUTIVE VICE PRESIDENT AND COO
May 10, 2012

About Paul Carmel
Prior to joining Richmont, Mr. Carmel was the Managing Director and Head of Mining – Investment Banking for Desjardins Capital Markets from 2009 until today. From 2006 to 2009 he was the President and Managing Partner of MinQuest Capital Inc., a $225 million private equity mining fund sponsored by the Caisse de Dépôt et placement du Quebec (CDPQ). From 2001 to 2006 he was the Investment Manager and Director of the Sentient Group, a major natural resources private equity fund. Prior to that, he was a Strategic Advisor to CDPQ from 1999 to 2001, a Vice-President and Senior Gold Analyst at UBS Securities from 1994 to 1999, a Senior Gold Analyst at National Bank Financial from 1990 to 1994, a Mining Product Specialist at Atlas Copco Canada Ltd. from 1989 to 1990, and an Engineer and Production Foreman at Inco Ltd. (now Vale) from 1986 to 1989.

Mr. Carmel is a past Director of numerous mining companies. Mr. Carmel holds a Bachelor of Engineering, Mining from McGill University, in Montreal, Canada, and was a Recipient of the Canadian Mineral Industry Education Foundation Scholarship. He is a member of the Association of Professional Engineers of Quebec.

About Christian Pichette
Mr. Pichette holds a Bachelor of Engineering, Mining and a Masters degree in Rock Mechanics from École Polytechnique in Montreal, Canada. He has more than 30 years of experience in mining. Mr. Pichette has held managerial positions with many companies, including Placer Dome, TVX Gold, Barrick Gold and Cambior. His wide-ranging expertise in underground operations is a valuable asset for the Corporation.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to an annual rate of approximately 100,000 ounces of gold. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 / E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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